Exhibit (g)
OFFER TO PURCHASE FOR CASH ALL ISSUED ORDINARY
SHARES OF PACIFIC INTERNET LIMITED
PART A: SCRIPT FOR INVESTOR TELEPHONE CONVERSATIONS
Your message to PacNet Shareholders should not deviate in substance from Part A of the Script.
INTRODUCTION
•	We understand that you are a shareholder of Pacific Internet (i.e., PacNet) — is this correct?

•	As you may have heard, MediaRing has launched a Cash Tender Offer (the “Offer”) for PacNet.
—	MediaRing is a Singapore-based company with its primary business focus on Voice over Internet Protocol (VoIP) and is publicly listed on the Singapore stock exchange.
•	Have you received the Offer to Purchase document from MediaRing?
—	If the PacNet Shareholder says Yes, move to the “Procedure for Tendering” and “Timetable” points.
•	Please allow me to summarize the key points of the situation as follows:
—	MediaRing has made the Tender Offer to buy ALL the outstanding shares of PacNet.
—	MediaRing’s Offer Price is US$8.25 net in cash per share, without interest. This price represents:
(i)	a premium of 27.7% to US$6.46, the reported closing price on February 24, 2006, the trading day prior to the initial announcement of MediaRing’s intention to make the Offer; and
(ii)	a discount of 5.4% to US$8.72, the reported closing price on May 10, 2006, the second trading day prior to the date of commencement of the Offer.
—	MediaRing’s Offer is conditioned on achieving more than 50% ownership of PacNet.
—	PacNet is required to appoint an independent financial advisor to advise on the Offer and should include such advice in a circular which it will be distributing to you.

TIMETABLE
•	The Expiration Time of the Offer is 12 June 2006 at 12 midnight, New York City time, unless extended by MediaRing.
PROCEDURE FOR TENDERING
•	If you wish to tender your shares, kindly follow the procedure below:
—	If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to Mellon Investor Services, the Depositary for the Offer, at the address listed on the back cover of the Offer to Purchase.

—	If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.

—	In any case, the Depositary must receive all required documents before the final expiration date of the Offer, which is 12 midnight on 12 June 2006, New York time, unless extended.

—	If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares.”

—	You are advised to contact your broker, bank manager or other professional advisor immediately.
•	Do you have any questions?

PART B: QUESTIONS & ANSWERS
INTRODUCTION TO THE OFFER, AND MEDIARING
1.	Why did I receive this mailing?

MediaRing is offering to purchase, at a purchase price of US$8.25 net in cash per share, without interest, all issued PacNet shares that MediaRing does not own, on the terms and subject to the conditions set out in the Offer to Purchase and Letter of Transmittal which have been mailed to you.

2.	Who is offering to purchase my shares? Who is MediaRing?

MediaRing Ltd is offering to purchase your PacNet shares as described in the Offer to Purchase.

MediaRing is a Singapore company listed on the Singapore stock exchange.

MediaRing is in the principal business of providing international telecommunications services, focusing on Voice over Internet Protocol (“VoIP”).

MediaRing has a business presence in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA).

See Section 10, “The Offer — Certain Information Concerning MediaRing,” for further information about MediaRing.

3.	Why is MediaRing making the Offer?

MediaRing recognizes that there is an increasing trend of convergence of voice and data services.

Increasing its ownership stake in PacNet would support MediaRing’s strategy to become a leading one-stop provider of voice and data services.

MediaRing and PacNet have synergistic businesses and complementary geographical presence which could provide opportunities for cross-marketing and bundling of services.

MediaRing believes that there will also be opportunities for cost rationalization through economies of scale. The enlarged group will become a premier provider of voice and data services in the Asia Pacific region.

4.	Is the Offer supported by the PacNet board of directors?

The PacNet board of directors has not yet made any recommendation concerning the Offer.

The PacNet board of directors is required to advise PacNet shareholders of its position on the Offer within ten business days under U.S. federal securities laws or within 14 calendar days under the Singapore Takeover Code, from the date of the Offer, whichever is earlier.

In addition, the PacNet Board of Directors must appoint an independent financial advisor on the Offer and it must communicate this advice in a circular to its shareholders.

The approval of the PacNet board of directors is not a condition to the Offer.

5.	What is the amount of shares which MediaRing wants to purchase in the Offer?

MediaRing is offering to purchase all PacNet shares that MediaRing does not own, including all new PacNet shares unconditionally issued or to be issued pursuant to the valid exercise, prior to the final expiration of the Offer, of any options (the “Options”) granted under the PacNet 1999 Share Option Plan.

6.	How will my stock options be treated?

The Options are not freely transferable by Option holders. MediaRing is therefore not offering to acquire the options pursuant to the Offer.

However, MediaRing is making a concurrent proposal to Option holders for the cancellation of Options for a “see-through” price, being the positive difference between the offer price and the exercise price of the Options, further details of which are set out in Schedule D of the Offer to Purchase. MediaRing mailed such proposal to the Option holders on the date of the Offer.

7.	Is the Offer to Purchase document being sent to or being made available to all PacNet shareholders?

Yes. MediaRing has sent the Offer to Purchase to all PacNet registered shareholders. MediaRing is also making available the Offer to Purchase to all PacNet shareholders. However, the validity of the Offer to PacNet shareholders resident outside the U.S. or Singapore (“Foreign Shareholders”) may be affected by the laws of the relevant foreign jurisdictions.

For the avoidance of doubt, the Offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction.

Foreign Shareholders should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions.

However, MediaRing may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

PRICE
8.	How much is MediaRing offering to pay and what is the form of payment?

MediaRing is offering to pay US$8.25 net in cash for each PacNet share, without interest.

See Section 1, “The Offer — Terms of this Offer” of the Offer to Purchase, for information about the terms of the Offer.

9.	How was the offering price decided?

We are unable to comment on the basis for the determination of the Offer Price.

10.	Can I receive shares in MediaRing Ltd instead of cash?

As this is a cash only offer, you will not receive any shares in MediaRing.

11.	Does the offering price represent a premium?

The offering price represents:
(i)	a premium of 27.7% to US$6.46, the reported closing price on February 24, 2006, the trading day prior to the initial announcement of MediaRing’s intention to make the Offer; and

(ii)	a discount of 5.4% to US$8.72, the reported closing price on May 10, 2006, the second trading day prior to the date of commencement of the Offer.
12.	Why are the PacNet shares trading at a higher price than the Offer Price?

We are not in the position to comment on the reasons for that. PacNet will appoint an independent financial advisor who may comment on that.

13.	Why should I sell my shares at US$8.25 if the current trading price is higher?

Current trading volumes have been relatively low recently and you may not be able to sell your shares in the open market at the current share price.

You may wish to consider the advice of PacNet’s directors and advice of their independent financial advisor that will be set out in PacNet’s circular to shareholders to be circulated by PacNet.

14.	Do I have the right to have my PacNet shares appraised?

Neither U.S. nor Singapore law provides PacNet shareholders with any appraisal rights in connection with the Offer.

15.	What is the market value of my shares as of a recent date?

On February 24, 2006, the trading day prior to the initial announcement of MediaRing’s intention to make the Offer, the reported closing price on the Nasdaq National Market was US$6.46 per share.

On May 10, 2006, the second trading day prior to the date of the Offer, the reported closing price on the Nasdaq National Market was US$8.72 per share.

You should obtain a recent market quotation for the shares of PacNet in deciding whether to tender your shares.

See Section 8, “The Offer — Price Range of Shares; Dividends” of the Offer to Purchase, for recent high and low sales prices of PacNet shares.

16.	Does MediaRing have the financial resources to make payment?

Yes. MediaRing has the financial resources to pay for all tendered shares with existing internal resources and committed financing facilities as confirmed by UOB Asia Limited, its Singapore financial advisor.

This Offer is not conditioned upon any financing arrangements.

See Section 12, “The Offer — Source and Amount of Funds” and Section 13, “The Offer — Confirmation of Financial Resources” of the Offer to Purchase.
CONDITIONS FOR THE OFFER
17.	What is the most significant condition to this Offer?

This Offer is conditioned on, among other things, satisfaction of the minimum tender condition.

The minimum tender condition will be satisfied upon MediaRing achieving more than 50% ownership of PacNet as of the final expiration of the Offer (including shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date) (the “Minimum Tender Condition”).

This 50% level will include the approximate 4.8% of PacNet shares already owned by MediaRing.

Under the Singapore Takeover Code, MediaRing is not permitted to waive the Minimum Tender Condition and the Offer will not successfully close unless this condition is satisfied.

See “Introduction” and Section 14, “The Offer — Certain Conditions of this Offer” of the Offer to Purchase for a complete description of all of the conditions to which the Offer is subject.

TIMETABLE
18.	When does this Offer expire?

The scheduled expiration date of the Offer is 12:00 midnight on June 12, 2006, New York City time.

However, MediaRing may extend the offering period or provide a subsequent offering period.

19.	How long do I have to decide whether to tender my shares in the Offer?

You may tender your shares under the Offer until 12:00 midnight, New York City time, on June 12, 2006, which is the scheduled expiration date of the Offer, unless extended.

You will have additional time to tender your shares if MediaRing extends the offering period or provides a subsequent offering period.

See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase for information about tendering your shares.

20.	What happens if I tender my shares and the offer is not successful?

U.S. Securities and Exchange Commission (the “SEC”) rules require that MediaRing returns your shares to you as soon as practicable after the date of the Offer lapsing or terminating.

21.	Can the Offer be extended and how will I be notified if the Offer is extended?

Yes, MediaRing may extend the offering period if the conditions to the Offer have not been satisfied or if MediaRing is required to extend the Offer by the rules of the SEC or pursuant to the Singapore Takeover Code.

If so, MediaRing would announce an extension of the offering period no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the Offer.

The announcement would state the approximate number of shares tendered as of the scheduled expiration date and the extended expiration date.

MediaRing may extend the Offer more than once; however the Offer must expire no later than 3:30 p.m., New York City time, on the 60th calendar day following the date of commencement of the Offer, which is 11 July 2006 (the “Final Day Rule”), unless the Singapore Securities Industry Council permits a further extension.

See Section 1, “The Offer — Terms of this Offer” of the Offer to Purchase for information about extensions of the Offer.

22.	Will there be a subsequent offering period?

Subsequent to the final expiration date of the Offer and the purchase of all shares tendered during the offering period, MediaRing may at its discretion provide a subsequent offering period of at least 14 calendar days but not more than 20 business days.

During this subsequent offering period, shareholders who did not tender their shares during the offering period may tender their shares and receive the offer consideration. Tenders during any subsequent offering period may not be withdrawn for any reason.

See Section 1, “The Offer — Terms of this Offer” and Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase for more information concerning any subsequent offering period.
PROCEDURE TO ACCEPT TENDER OFFER
23.	How do I tender my shares?

If you hold the certificates for your shares, you should complete and sign the Letter of Transmittal enclosed in the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal with the certificate(s) for the tendered shares and any other required documents to Mellon Investor Services, the Depositary for the Offer, at the address listed on the back cover of the Offer to Purchase.

If your broker or nominee holds your shares for you in “street name,” you must instruct your broker or nominee to tender your shares on your behalf.

In any case, the Depositary must receive all required documents before the final expiration date of the Offer, which is 12 midnight on June 12, 2006, New York City time, unless extended.

If you cannot comply with any of these procedures on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

24.	How do I tender my shares issued or to be issued pursuant to the exercise of options under the Pacific Internet Limited 1999 Share Option Plan?

You should ensure that your shares issued pursuant to the exercise of your Options are delivered to you in a timely manner in order to permit you to tender your shares in the Offer. You should follow the procedures set forth in Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

25.	Until when can I withdraw previously tendered shares?

You may withdraw previously tendered shares from the Offer at any time before the final expiration date of the Offer and, unless MediaRing has already accepted your shares for payment pursuant to the Offer, you may also withdraw your shares at any time after 11 July 2006.

There would be no withdrawal rights during any subsequent offering period.

See Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase for more information.

26.	How do I withdraw previously tendered shares?

You (or your broker or nominee if your shares are held in “street name”) must mail, deliver or fax a written notice of withdrawal to the Depositary at the address or fax number listed on the back cover of the Offer to Purchase.

The notice of withdrawal must include the name of the shareholder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered.

For complete information about withdrawal procedures, see Section 5, “The Offer — Rights of Withdrawal” of the Offer to Purchase.

27.	How will I know if the Minimum Tender Condition has been satisfied?

MediaRing will make an appropriate announcement which will be available on the websites of the Singapore Exchange at www.sgx.com and the SEC at www.sec.gov when the Minimum Tender Condition is satisfied.
PAYMENT
28.	When and how will I be paid for my shares?

Subject to the terms and conditions of the Offer, MediaRing will pay for all validly tendered and not-withdrawn shares as promptly as practicable after the final expiration date of the Offer.

If there is a subsequent offering period, MediaRing would pay for all validly tendered shares promptly after they are tendered.

MediaRing will pay for your validly tendered and not-withdrawn shares by depositing the offer price with the Depositary who will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

In all cases, the Depositary will not transmit payment to you for your tendered shares until it receives either the certificates for the shares or a confirmation of the book-

entry of such shares, a properly completed and duly executed Letter of Transmittal (or fax thereof) and any other required documents for such shares.

See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.

MediaRing expects to make payment on or about the third business day following its acceptance for payment of any tendered shares and actual receipt by the Depositary of the above-mentioned documents.

Further, MediaRing’s payment for tendered shares shall be subject to the timely issuance by PacNet’s share transfer agent of certificates for such shares in MediaRing’s name or in the name of its nominee(s), or as MediaRing may direct, in the name of its financier or its nominee(s), which MediaRing expects to occur no later than the third business day following receipt by the share transfer agent of the tendered shares for transfer to MediaRing or as MediaRing may direct.

See Section 2, “The Offer — Acceptance for Payment and Payment for Shares” of the Offer to Purchase.

29.	Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to MediaRing in the Offer, you will not pay brokerage fees or similar expenses.

If you own your shares through a broker or nominee, and your broker or nominee tenders your shares on your behalf, it may charge you a fee for doing so.

You should consult your broker or nominee to determine whether any charges will apply.

MediaRing will pay all charges and expenses of Mellon Investor Services LLC, the Depositary for the Offer, and D.F. King & Co., Inc., the Information Agent for the Offer.

See Section 3, “The Offer — Procedure for Tendering Shares” of the Offer to Purchase.
CONSEQUENCES OF THE OFFER
30.	If the tender offer is successful, what should I be aware of?

If the Minimum Tender Condition is satisfied and the Offer is successful, PacNet will become a subsidiary of MediaRing.

MediaRing’s purchase of shares in the Offer will reduce the number of shares that would otherwise be publicly traded and will reduce the number of holders of shares. These events could adversely affect the liquidity and trading price of the PacNet shares.

MediaRing intends, when circumstances permit, to de-list PacNet from the Nasdaq National Market and terminate PacNet’s reporting obligations under U.S. federal securities laws, subject to applicable law. As a result, PacNet shares would no longer trade on the Nasdaq National Market and PacNet would no longer file reports with the SEC.

Upon successful completion of the Offer, MediaRing’s concurrent proposal made to the holders of Options will also become effective and Option holders who have accepted MediaRing’s proposal will surrender their Options for cancellation.

31.	If the tender offer is successful and MediaRing purchases at least 90% of the shares that it does not own, what rights does MediaRing have in relation to the shares that were not tendered?

If the Offer is successful and MediaRing purchases, either pursuant to the Offer or on the open market within four months following the commencement of the Offer, at least 90% of the issued PacNet shares, other than those already held by MediaRing, its related corporations or respective nominees (the “90% Purchase Condition”), MediaRing intends to exercise its right under the Singapore Companies Act to compulsorily acquire (the “Compulsory Acquisition”) those shares not previously tendered, at the same purchase price (without interest) as the price for the shares purchased in the Offer. Upon completion of a Compulsory Acquisition, MediaRing would own all of the issued shares of PacNet.

32.	When does MediaRing expect to complete the compulsory acquisition?

If the 90% Purchase Condition is satisfied prior to the final expiration date of the Offer or of any subsequent offering period (if applicable), MediaRing intends to exercise its right for the Compulsory Acquisition shortly after the completion of the Offer.

If the 90% Purchase Condition is satisfied after the final expiration date of the Offer but within four months following the commencement of the Offer, MediaRing intends to exercise its right for the Compulsory Acquisition as soon as the 90% Purchase Condition is satisfied.

The Compulsory Acquisition will take at least three months to complete assuming no minority shareholder files an objection with the Singapore courts.

33.	If the tender offer is successful and MediaRing purchases at least 90% of the issued shares, what rights do I have if I have not tendered my shares?

PacNet shareholders who do not tender their shares in the Offer have the right, under the Singapore Companies Act, to require MediaRing to acquire their PacNet shares in the event that MediaRing acquires at least 90% of the issued shares of PacNet.

PacNet shareholders who wish to exercise this right are advised to seek their own independent legal advice.

TAX
34.	How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

If you are a U.S. taxpayer, your receipt of cash for PacNet shares in the Offer will be a taxable transaction for U.S. federal income tax purposes.

You are urged to consult your own tax advisor as to the particular tax consequences of the Offer to you.

If you tender your shares in the Offer and do not either complete and sign the Substitute Form W-9 (applicable to U.S. holders) that is included in the Letter of Transmittal or provide the appropriate U.S. Internal Revenue Service (“IRS”) Form W-8 (applicable to non-U.S. holders), MediaRing may be required to withhold 28% of the gross proceeds payable to you.

35.	Are there any Singapore tax consequences for U.S. taxpayers?

Singapore does not impose a capital gains tax on sales of securities unless such gains are considered to be revenue in nature and derived from any trade carried on in Singapore by the seller of such securities. Such revenue gains will be taxable under Singapore’s Income Tax Act.

No withholding tax is payable in Singapore on the consideration received on sales of shares.

See Section 7, “The Offer — Singapore Tax Consequences for U.S. Taxpayers” of the Offer to Purchase.